KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

03007319

03 MAR -4 AM 7:21

SUPPL

PROCESSED

MAR 19 2003

THOMSON FINANCIAL

BY COURIER

Our Ref : KLK/SE

27 February 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Kuala Lumpur Stock Exchange, Malaysia for your records :

DATE	**TITLE**
	GENERAL ANNOUNCEMENT
18 February 2003	Listed Companies Crop January 2003
20 February 2003	Thirtieth Annual General Meeting ("AGM") and Extraordinary General Meeting ("EGM")
26 February 2003	**FINANCIAL RESULTS** - 1st Quarter

Kindly acknowledge receipt of the enclosures at the e-mail address stanleylim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

dlw 3/12

cc JP Morgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention : Ms Tintin Subagyo

sh/adr/adr1

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **18-02-2003 03:10:40 PM**
Reference No **KL-030218-0B0B5**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J C Lim**
* Designation : **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
January 2003

* **Contents :-**

We submit below the crop figures for the month of **January 2003:-**

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2002		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	171,955	176,890	144,859
Rubber (kg)	2,772,823	1,996,560	2,036,290

	2003								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	**141,228**								
Rubber (kg)	**2,281,312**								

/gcs

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 20/02/2003 03:15:51 PM
Reference No KL-030220-7A82D

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
THIRTIETH ANNUAL GENERAL MEETING ("AGM") AND EXTRAORDINARY GENERAL MEETING ("EGM") HELD ON 20TH FEBRUARY, 2003

* **Contents :-**

KLK wishes to advise that all the ordinary resolutions as set out in the Notice of Meeting and Notice of EGM both dated 6th January, 2003 were duly passed by the shareholders at the 30th AGM and EGM of KLK respectively held earlier today.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

/fsc

Form Version 2.0

Financial Results

Submitted by KUALA LUMPUR KEPONG on 26/02/2003 05:02:22 PM
Reference No KL-030226-F8644

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J C Lim**
* Designation : **Company Secretary**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the *financial period ended*** : 31/12/2002
* **Quarter** : ● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* **Financial Year End** : 30/09/2003
* **The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

qtrly rpt.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2002**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/12/2002	31/12/2001	31/12/2002	31/12/2001
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	877,857	631,527	877,857	631,527
2	Profit/(loss) before tax	167,372	94,458	167,372	94,458
3	Profit/(loss) after tax and minority interest	128,201	76,676	128,201	76,676
4	Net profit/(loss) for the period	128,201	76,676	128,201	76,676
5	Basic earnings/(loss) per share (sen)	18.06	10.80	18.06	10.80
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	4.9100	4.7100

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2002	31/12/2001	31/12/2002	31/12/2001
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	163,579	95,921	163,579	95,921
2	Gross interest income	3,265	3,138	3,265	3,138
3	Gross interest expense	1,387	1,564	1,387	1,564

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the first quarter ended 31 December 2002

(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 December		3 months ended 31 December	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Revenue	877,857	631,527	877,857	631,527
Operating expenses	(719,909)	(536,502)	(719,909)	(536,502)
Other operating income	5,631	896	5,631	896
Operating profit	163,579	95,921	163,579	95,921
Finance cost	(1,387)	(1,564)	(1,387)	(1,564)
Share of results of associated companies	5,180	101	5,180	101
Profit before taxation	167,372	94,458	167,372	94,458
Tax expense	(35,406)	(14,491)	(35,406)	(14,491)
Profit after taxation	131,966	79,967	131,966	79,967
Minority interests	(3,765)	(3,291)	(3,765)	(3,291)
Net profit for the period	128,201	76,676	128,201	76,676
	Sen	Sen	Sen	Sen
Earnings per share - Basic	18.06	10.80	18.06	10.80
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2002.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 31 December 2002
(The figures have not been audited.)

	31 December 2002 RM'000	30 September 2002 (restated) RM'000
Property, plant and equipment	2,203,185	2,183,584
Property development	64,012	68,806
Associated companies	477,708	467,688
Other investments	84,736	69,834
Deferred tax asset	12,940	17,741
Intangible assets	19,498	18,782
Goodwill on consolidation	65,958	65,958
	2,928,037	2,892,393
Current assets		
Inventories	427,018	425,204
Trade and other receivables	353,861	339,175
Property development	7,494	2,717
Cash and cash equivalents	487,448	409,686
	1,275,821	1,176,782
Current liabilities		
Trade and other payables	273,235	259,493
Taxation	20,708	12,226
Term loan and bank overdrafts	68,046	106,039
Finance leases	244	190
	362,233	377,948
Net current assets	913,588	798,834
	3,841,625	3,691,227
Share capital	712,516	712,516
Reserves	2,888,503	2,746,838
	3,601,019	3,459,354
Less: Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	3,587,572	3,445,907
Minority interests	123,770	119,999
Long term and deferred liabilities		
Deferred tax liability	100,095	94,338
Provision for retirement benefits	11,835	12,854
Finance leases	512	469
Term loans	17,841	17,660
	130,283	125,321
	3,841,625	3,691,227
Net tangible assets per share (RM)	4.91	4.71

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2002.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the first quarter ended 31 December 2002
(The figures have not been audited.)

	Share capital RM'000	Capital reserve RM'000	Revaluation reserve RM'000	Capital redemption reserve RM'000	Exchange fluctuation reserve RM'000	General reserve RM'000	Revenue reserve RM'000	Treasury shares RM'000	Total RM'000
At 1 October 2002	712,516	1,155,919	53,345	10,385	43,604	14,337	1,515,329	(13,447)	3,491,988
Effect of adopting MASB 25	-	-	(3,600)	-	-	-	(42,481)	-	(46,081)
As restated	712,516	1,155,919	49,745	10,385	43,604	14,337	1,472,848	(13,447)	3,445,907
Net gain/(losses) not recognised in the income statement	-	1	-	-	13,463	-	-	-	13,464
Net profit for the period	-	-	-	-	-	-	128,201	-	128,201
Transfer from revenue reserve to capital reserve	-	1,152	-	-	-	-	(1,152)	-	-
At 31 December 2002	712,516	1,157,072	49,745	10,385	57,067	14,337	1,599,897	(13,447)	3,587,572

Note: There are no comparative figures as this is the first interim financial report for the first quarter prepared in accordance with MASB Standard 26 - Interim Financial Reporting.

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2002.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the first quarter ended 31 December 2002

(The figures have not been audited.)

	3 months ended 31 December 2002 RM'000
Cash Flows from Operating Activities	
Profit before taxation	167,372
Adjustment for non-cash flow :-	
Non-cash items	12,659
Non-operating items	(2,316)
Operating profit before working capital changes	177,715
Working capital changes :-	
Net change in current assets	(14,131)
Net change in current liabilities	12,652
Cash generated from operations	176,236
Interest paid	(1,387)
Tax paid	(12,982)
Retirement benefit paid	(386)
	161,481
Cash Flow from Investing Activities	
Equity investments	(4,126)
Other investments	(38,913)
Net cash used in investing activities	(43,039)
Cash Flow from Financing Activities	
Bank borrowings	(26,021)
Net cash used in financing activities	(26,021)
Net increase in cash and cash equivalents	92,421
Cash and cash equivalents at 1 October 2002	383,536
	475,957
Foreign exchange difference on opening balance	(1,395)
Cash and cash equivalents at 31 December 2002	474,562

Note: There are no comparative figures as this is the first interim financial report for the first quarter prepared in accordance with MASB Standard 26 - Interim Financial Reporting.

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2002.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Report

A Explanatory Notes as required by MASB 26

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with Malaysian Accounting Standards Board ("MASB") Standard 26 - Interim Financial Reporting.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the financial statements for the year ended 30 September 2002 except for the adoption of MASB Standard 25 - Income Taxes whereby the comparative figures have been restated to reflect the change in the method of deferred taxation calculation.

The effects of the change in accounting policies on the comparative figures are summarised below :-

	As at 30 September 2002		
	As previously stated	Effect of change in policy	As restated
	RM'000	RM'000	RM'000
Goodwill on consolidation	48,859	17,099	65,958
Deferred tax asset	-	17,741	17,741
Reserves	2,792,919	(46,081)	2,746,838
Minority interests	116,833	3,166	119,999
Deferred tax liability	16,583	77,755	94,338
	RM	RM	RM
Net tangible assets per share	4.82	(0.11)	4.71

The adoption of MASB Standard 25 on the change in the method on deferred taxation calculation has increased the tax expense for the first quarter ended 31 December 2002 by RM5,218,000.

A2. Audit Report

The audit report for the financial year ended 30 September 2002 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates

There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A6. Issuance or Repayment of Debts and Equity Securities
There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A7. Dividends Paid
There was no dividend paid during the financial quarter ended 31 December 2002 (31 December 2001 : Nil).

A8. Segment Information
Segment information is presented in respect of the Group's business segment.
Inter-segment pricing is determined based on current market prices.

	3 months ended 31 December			
	Revenue		Profit/(Loss) before tax	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Plantation	337,690	210,899	95,620	47,836
Manufacturing	284,028	199,466	22,660	16,297
Retailing	255,137	224,022	38,390	28,560
Property development	7,952	-	1,295	-
Investment holding	3,756	3,586	3,703	3,472
Others	4,718	5,525	712	1,197
	893,281	643,498	162,380	97,362
Inter-segment elimination	(15,424)	(11,971)	-	-
	877,857	631,527	162,380	97,362
Corporate			1,199	(1,441)
			163,579	95,921
Finance cost			(1,387)	(1,564)
Share of results of associated companies			5,180	101
			167,372	94,458

A9. Valuations of Property, Plant and Equipment
The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Events Subsequent to Balance Sheet Date
In the interval between the end of the reporting period and the date of this report, no material events have arisen which have not been reflected in the interim financial statements.

A11. Changes in the Composition of the Group
In October 2002, KL-Kepong Industrial Holdings Sdn Bhd, a wholly-owned subsidiary of the Company, has acquired a shelf company, namely, Elissa Corporation Sdn Bhd, which on 17 October 2002 changed its name to KL-Kepong Oleomas Sdn Bhd. KL-Kepong Oleomas Sdn Bhd intends to carry on the business of warehousing and manufacturing.

A12. Changes in Contingent Liabilities and Contingent Assets
There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the KLSE Revised Listing Requirements

B1. Review of Performance

The Group's pre-tax profit for the 1st quarter surged 77.2% to RM167.4 million when compared to the profit achieved in the preceding year's same quarter. The bulk of the profit increase came from the plantation sector which benefited from higher commodity prices and higher FFB production. The retail climate remained uncertain and the improved results of the retailing sector for the quarter under review was partly due to the non-occurrence of an exceptional charge which was recorded in the same quarter last year.

B2. Variation of Results to Preceding Quarter

For the current quarter, the Group recorded a 53.8% increase in pre-tax profit to RM167.4 million in comparison to the previous quarter's profit due to higher plantation profit arising from increased commodity prices and improved earnings from retailing owing to seasonal sales.

B3 Current Year Prospects

In view of the prevailing favourable commodity prices and anticipated higher FFB production, the Directors are of the opinion that the current financial year's profit for the Group will improve substantially over that of last year.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 31 December		Cumulative Quarter 3 months ended 31 December	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Malaysian taxation	18,017	9,750	18,017	9,750
Overseas taxation	5,324	4,308	5,324	4,308
Transfer to deferred taxation	10,489	916	10,489	916
	33,830	14,974	33,830	14,974
Under/(Over) provision in respect of previous years	9	(571)	9	(571)
	33,839	14,403	33,839	14,403
Share of associated companies' taxation	1,567	88	1,567	88
	35,406	14,491	35,406	14,491

The effective tax rate for the current quarter and financial year to-date are lower than the statutory tax rate due principally to utilisation of previously unabsorbed tax losses and tax allowances brought forward to set off against the profit for the current period of certain foreign subsidiary companies.

B6. Sale of Unquoted Investments and Properties

(a) There was no sale of unquoted investments during the financial quarter ended 31 December 2002.

(b) Sale of properties

	Individual Quarter 3 months ended 31 December		Cumulative Quarter 3 months ended 31 December	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Surplus arising from government acquisitions of land	3,044	-	3,044	-
Surplus on sale of land	542	-	542	-

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter 3 months ended 31 December		Cumulative Quarter 3 months ended 31 December	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	14,747	3,195	14,747	3,195
Sales proceeds of quoted securities	-	2,059	-	2,059
Deficit on sales of quoted securities	-	(68)	-	(68)

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	31 December 2002	30 September 2002
	RM'000	RM'000
At cost		
Associated companies	156,322	156,322
Other investments	86,245	71,449
	242,567	227,771
At carrying value less allowance		
Associated companies	400,202	393,795
Other investments	79,930	65,134
	480,132	458,929
At market value		
Associated companies	533,564	464,325
Other investments	81,966	65,830
	615,530	530,155

B8. Status of Corporate Proposals Announced

On 27 November 2002, the Company's wholly-owned subsidiary, Kulumpang Development Corporation Sdn Bhd, proposed to purchase a new double storey bungalow in Taman Pinji Mewah, Ipoh from Zarib Komplex Sdn Bhd for a consideration of RM532,000.

The proposed purchase of property was subsequently approved by the shareholders at an Extraordinary General Meeting of the Company held on 20 February 2003.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

		31 December 2002 RM'000	31 December 2002 Amount in Foreign Currency '000	30 September 2002 RM'000	30 September 2002 Amount in Foreign Currency '000
(a)	Repayable within 12 months :-				
	(i) Term Loans				
	- Secured	34,353	GBP5,632	44,414	GBP7,482
		726	CAD300	706	CAD293
		5,111	AUD2,400	5,369	AUD2,600
		1,995	HKD4,101	1,999	HKD4,100
		-		22,811	USD6,000
		42,185		75,299	
	- Unsecured	11,475	Rmb25,000	4,590	Rmb10,000
		53,660		79,889	
	(ii) Bank Overdraft				
	- Secured	4,214	USD1,111	8,896	USD2,340
		104	CAD43	7,354	CAD3,053
		7,917	GBP1,298	6,645	GBP1,120
		104	HKD215	303	HKD623
		12,339		23,198	
	- Unsecured	547	GBP90	2,952	GBP497
		12,886		26,150	
	(iii) Export Credit Refinancing Loan	1,500		-	
	Total	68,046		106,039	
(b)	Repayable after 12 months :-				
	Term Loans				
	- Secured	762	CAD317	966	CAD402
		15,621	GBP2,559	15,194	GBP2,560
		1,458	HKD3,003	1,500	HKD3,078
		17,841		17,660	

B10. Financial Instruments with Off Balance Sheet Risk

As at the date of this report, the Group does not have any material financial instruments with off balance sheet risk.

B11. Material Litigation

There was no pending material litigation as at the date of this report.

B12. Dividend

(a) The directors do not recommend the payment of dividend for the first quarter ended 31 December 2002 (31 December 2001 : Nil).

(b) The total dividend for the current financial year is Nil (2002 : Nil) less 28% Malaysian income tax.

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period by the weighted average number of shares of the Company in issue during the period.

		Individual Quarter		Cumulative Quarter	
		3 months ended 31 December		3 months ended 31 December	
		2002	2001	2002	2001
(a)	Net profit for the period (RM'000)	128,201	76,676	128,201	76,676
(b)	Weighted average number of shares	709,977,128	710,177,128	709,977,128	710,177,128
(c)	Earnings per share (sen)	18.06	10.80	18.06	10.80

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

26 February 2003